Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Intimation of Schedule of Analyst / Institutional Investors Meetings

from February 18, 2019 to February 22, 2019

February 15, 2019, Mumbai: Pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, given below is the schedule of meeting with the Analyst / Institutional Investor from February 18, 2019 to February 22, 2019.

Date	Meetings Scheduled	Type
18-Feb	AIA Group Ltd.	Meeting
18-Feb	Artemis Advisors Pvt. Ltd.	Meeting
18-Feb	Axis Asset Management Co. Ltd.	Meeting
18-Feb	Bajaj Allianz Life Insurance Co. Ltd.	Meeting
18-Feb	Birla Sun Life Insurance Co. Ltd.	Meeting
18-Feb	BlackRock Asset Management, Hong Kong	Meeting
18-Feb	BNP Paribas Asset Management (India) Pvt. Ltd.	Meeting
18-Feb	Broad Peak Investment Management	Meeting
18-Feb	Canara Robeco Mutual Fund	Meeting
18-Feb	Cartica Capital	Meeting
18-Feb	DSP Investment Managers Ltd.	Meeting
18-Feb	Duro Capital	Meeting
18-Feb	East Bridge	Meeting
18-Feb	Eastspring Investments	Meeting
18-Feb	Edelweiss Global Asset Management Ltd.	Meeting
18-Feb	Enam Holdings Pvt. Ltd.	Meeting
18-Feb	Fiera Capital	Meeting
18-Feb	Franklin Templeton Asset Management	Meeting
18-Feb	HDFC Mutual Fund	Meeting
18-Feb	ICICI Prudential Asset Management Co. Ltd.	Meeting
18-Feb	IndiaFirst Life Insurance Co. Ltd.	Meeting
18-Feb	Infina Finance Pvt. Ltd.	Meeting
18-Feb	Invesco Asset Management (India) Pvt .Ltd.	Meeting
18-Feb	Kotak Group	Meeting
18-Feb	Max Life Insurance Co. Ltd.	Meeting
18-Feb	Mirae Asset Global Investments	Meeting
18-Feb	New Silk Road Investments Pte Ltd.	Meeting
18-Feb	Oxbow Capital	Meeting
18-Feb	Principal Pnb Asset Management Co. Pvt. Ltd.	Meeting
18-Feb	SBI Funds Management Pvt. Ltd.	Meeting
18-Feb	SBI Life Insurance	Meeting
18-Feb	Stewart Investors	Meeting
18-Feb	T. Rowe Price Associates	Meeting
18-Feb	Tree Line	Meeting
18-Feb	UTI Asset Management Co. Ltd.	Meeting
18-Feb	White Oak Capital	meeting
19-Feb	Mirabilis	Call
20-Feb	Dolfin Group	Call
20-Feb	Nordea Investment Management	Meeting

22-Feb	BlackRock	Call

Please note that the above shall be subject to changes, if any.

This is for the information of the exchange and the members.

About Tata Motors

Tata Motors Limited (BSE: TATAMOTORS), a USD 45 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, buses, trucks and defence vehicles. Part of the USD 100 billion Tata group, Tata Motors is India's largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. Tata Motors has operations in the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 76 subsidiary and associate companies, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India's market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With 'Connecting Aspirations' at the core of its brand promise, the company's innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, the UK, Italy and Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.